FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Levon Resources Ltd.
Suite 900, 570 Granville Street
Vancouver, BC
V6C 3P1
Telephone: (604) 682-3701
Facsimile: (604) 682-3600

2. **Date of Material Change**

October 15, 2014 and October 21, 2014

3. **News Release**

The news releases were disseminated on October 15, 2014 and October 21, 2014 via Canada Newswire.

4 **Summary of Material Change**

Levon Resources Ltd. (the "**Company**") has closed its previously announced private placement, pursuant to which the Company has issued 27,000,000 common shares at a price of CAD$0.22 per common share for gross proceeds of USD$5,400,000.

The Company has also closed its previously announced investment in Pershing Gold Corporation ("**Pershing**") of USD$9,850,000 by acquiring 35,178,572 common shares of Pershing, representing an approximate 9.9% interest in Pershing.

5. **Full Description of Material Change**

See news releases dated October 15, 2014 and news release dated October 21, 2014 attached as Schedule "A" hereto.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Ron Tremblay, President and CEO, (604) 682-3701

9. **Date of Report**

October 22, 2014

Schedule "A"

(See attached)

LEVON RESOURCES LTD

T 604.682.3701 F 604.682.3600 ir@levon.com
SUITE 900, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1

T

TSX Trading Symbol: **LVN**
Berlin & Frankfurt: **LO9**
OTCQX: **LVNVF**

October 15, 2014

Levon Resources Ltd. Announces a USD $5.4 Million Private Placement

Levon Resources Ltd. (the Company) TSX:LVN, USOTCQX: LVNVF is pleased to announce it is undertaking a USD $5.4 million private placement with a group of U.S. investors including Dr. Phillip Frost, Barry Honig, and Michael Brauser (the "Placement").

A total of 27,000,000 common shares of Levon will be issued in the Placement at a price of CAD $0.22 per share, representing approximately 11.9% of Levon's common shares after giving effect to such issuance. To Levon's knowledge, no new insiders of Levon will be created as a result of the Placement. Completion of the Placement is subject to the approval of the Toronto Stock Exchange.

The net proceeds of the Placement will be applied to the purchase of shares of Pershing Gold Corporation ("Pershing") in the transaction announced today, which represents the first step in a new Levon strategic plan to diversify its portfolio of assets. Pershing's common stock is listed on the OTCQB under the symbol PGLC.

The common shares to be sold in the Placement have not been registered under the United States Securities Act of 1933, as amended, or any applicable state securities laws and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction, including in the United States, in which such offer, solicitation or sale would be unlawful.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact the Company IR Direct at 604-682-2991, or main office number 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"

Ron Tremblay
President and Chief Executive Officer

6315748 v1

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

LEVON RESOURCES LTD

LVN LISTED ON TMX

T 604.682.3701 F 604.682.3600 ir@levon.com
SUITE 900, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1

T

TSX Trading Symbol: **LVN**
Berlin & Frankfurt: **LO9**
OTCQX: **LVNVF**

October 15, 2014

Levon Resources Ltd. Acquires 9.9% of Pershing Gold

Levon Resources Ltd. (the Company) TSX:LVN, USOTCQX: LVNVF is pleased to announce it has agreed to make an investment into Pershing Gold Corporation ("Pershing") in the amount of US $9.85 million, acquiring 35,178,572 shares of common stock of Pershing, representing an approximate 9.9% interest in Pershing. The transaction is expected to close on or about October 17, 2014. Pershing's common stock is traded on the OTCQB under the symbol PGLC.

The common shares have not been registered under the United States Securities Act of 1933, as amended, or any applicable state securities laws and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction, including in the United States, in which such offer, solicitation or sale would be unlawful.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact the Company IR Direct at 604-682-2991, or main office number 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"

Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the timing of the closing of the transaction described in this news release. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances,

LEVON
RESOURCES LTD

LVN LISTED ON TMX

T 604.682.3701 F 604.682.3600 IR@LEVON.COM WWW.LEVON.COM
SUITE 900, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1

T

TSX Trading Symbol: **LVN**
Berlin & Frankfurt: **LO9**
OTCQX: **LVNVF**

October 21, 2014

LEVON ANNOUNCES CLOSING OF USD$5.4 MILLION PRIVATE PLACEMENT

Levon Resources Ltd. ("Levon" or the "Company") (TSX Symbol: LVN; OTCQX: LVNVF) is pleased to announce that it has closed the private placement with a group of U.S. investors including Dr. Philip Frost, Barry Honig and Michael Brauser (the "Placement") that was announced on October 15, 2014. Pursuant to the Placement, Levon issued 27,000,000 common shares at a price of CAD$0.22 per share for gross proceeds of USD$5,400,000. The common shares sold in the Placement are subject to a four month hold period under applicable Canadian securities laws which expires on February 22, 2015.

Levon also announces that it has completed the previously announced purchase of 35,178,572 common shares of Pershing Gold Corporation.

The common shares sold in the Placement have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold in the United States unless registered under the U.S. Securities Act or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction, including in the United States, in which such offer, solicitation or sale would be unlawful.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"

Ron Tremblay
President and Chief Executive Officer

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.